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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                         SCHEDULE TO/A (FINAL AMENDMENT)
     (RULE 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             NPC INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                             NPC INTERNATIONAL, INC.
                        (Name of Filing Person (Offeror))

            OPTIONS UNDER NPC INTERNATIONAL, INC. 1994 NON-QUALIFIED
                   STOCK OPTION PLAN TO PURCHASE COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    629360306
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                O. Gene Bicknell
                            Chairman of the Board and
                             Chief Executive Officer
                             NPC International, Inc.
                              720 W. 20/th/ Street
                             Pittsburg, Kansas 66762
                                 (620) 231-3390

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                John A. Granda                         Troy D. Cook
            Stinson, Mag & Fizzell               NPC International, Inc.
        1201 Walnut Street, Suite 2800        14400 College Blvd., Suite 201
             Kansas City, MO 64106                   Lenexa, KS 66215
                (816) 842-8600                        (913) 327-5555

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                            CALCULATION OF FILING FEE

------------------------------------------------------------------------------
          Transaction valuation*             Amount of Filing fee
------------------------------------------------------------------------------
                $3,476,010                           $695
------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,055,895 shares of common stock of NPC International, Inc. having an aggregate value of $3,476,010 as of July 2, 2001 will be canceled pursuant to this Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. This fee was previously paid with the initial filing of this Schedule TO.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $695.

         Form or Registration No.:  Schedule TO.

         Filing party:              NPC International, Inc.

         Date filed:                July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [_]      going-private transaction subject to Rule 13e-3.
         [_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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     This Amendment No. 3 to Schedule TO is filed by NPC International, Inc., a
Kansas corporation ("NPC") and supplements and amends the Tender Offer Statement in Schedule TO filed on July 3, 2001 and amended on July 23, 2001 and August 2, 2001. This Schedule TO relates to the offer to purchase for cash all outstanding options granted under the NPC 1994 Non-Qualified Stock Option Plan (the "1994 Option Plan"), and the consent solicitation for amendments to Awards Notices under the 1994 Option Plan and amendments to the 1994 Option Plan necessary to consummate the offer to purchase and consent solicitation (the "Offer to Purchase"), filed as Exhibit (a)(1) to this Schedule TO. The information set forth in the Offer to Purchase, and the press release issued by the Company on September 4, 2001 and filed as Exhibit 12(a)(4) hereto, are incorporated herein by reference to Items 1-8 and 10-11 of this Schedule TO.

     The offer expired at midnight New York City time on Friday August 31, 2001. Following the expiration of the offer, NPC accepted for purchase options exercisable for 1,021,545 shares of NPC's common stock. The offer was made in conjunction with the Agreement and Plan of Merger between NPC and Mergeco, Inc., which was approved by NPC's stockholders at a Special Meeting held on August 31, 2001. The Certificate of Merger was filed with the Kansas Secretary of State and the merger became effective on August 31, 2001.

Item 12. EXHIBITS.

     (a) (1) Offer to Purchase and Consent Solicitation Statement, dated August 2, 2001.

         (2) Form of Letter to Optionholders.

         (3) Form of Letter to Tendering Optionholders.

         (4) Press Release Issued by the Company on September 4, 2001 *

     (b) Not applicable.

     (d) (1) Agreement and Plan of Merger, dated May 10, 2001, between the Company and Mergeco, Inc., filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on May 18, 2001, which is incorporated herein by reference.

         (2) Form of Contingent Unsecured Promissory Note (included as Schedule D to the Offer to Purchase and Consent Solicitation Statement, dated August 2, 2001, filed as Exhibit (a)(1) to this Schedule TO).

     (g) Not applicable.

     (h) Not applicable.

     *   Filed herewith.  All other exhibits have been previously filed.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: October 5, 2001
                                  NPC INTERNATIONAL, INC.


                                  By:   /s/ Troy D. Cook
                                      -----------------------------
                                  Senior Vice President Finance, Chief Financial Officer and Principal Officer

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                                INDEX TO EXHIBITS

    Exhibit
     Number                                                Description
     ------                                                -----------
     (a)(4)     Press Release Issued by the Company on September 4, 2001

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